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                              February 24, 2023

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Amendment 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
10, 2023
                                                            CIK No. 0001948099

       Dear Yingkai Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form F-1 Filed February 10, 2023

       Cover Page

   1. Please disclose the representative warrants on the cover page. Additionally, disclose on the cover page the
number of ordinary shares underlying the representative warrants that are being registered in
this offering.
       Business, page 88

   2. We note your revisions to the graphics on pages 88 and 89. We are still unable to read the notations on those
graphics. Please revise to update with clearly legible notations.
 Yingkai Xu
Mingteng International Corp Inc.
February 24, 2023
Page 2
Compensation, page 118

3. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
Related Party Transactions, page 118

4. We note your response to comment 12 and reissue in part. You have provided related party transaction disclosure for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022. Item 7.B. of Form 20-F requires that you
         include information since the beginning of the company   s preceding
three financial years
         up to the date of the document. Please revise.
       You may contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameYingkai Xu                                 Sincerely,
Comapany NameMingteng International Corp Inc.
                                                             Division of
Corporation Finance
February 24, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName